July 30, 2009

2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429
519-872-2539


Mark P. Shuman, Branch Chief - Legal
Kevin Dougherty, Staff Attorney
U. S. Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC20549

Re:  Sweet Spot Games. lnc.
     Amendment Number 6 to Form S-1
     File No: 333-151281


Gentlemen:

For the convenience of the staff, we have sent under separate cover copies of the Amended S-1 "marked to show changes." We have followed the numbering system of the Examiner's comment letter unless noted otherwise.

General

   1. Presently, neither Mr. Maxim nor Mr. Mills own any shares. Nonetheless, we have added them to the Principal Shareholders section, reflecting a 0 amount. We added the number of shares beneficially owned by directors and executive officers as a whole.
   2. We corrected the footnote numbering, and formatted the Summary Compensation table to comply with Item 402(c) of Regulation S-K. We added a dollar amount for the 100,000 shares issued to Ms. Garcia, and added how such an amount was computed.
   3. We have added disclosures to the Certain Relationships section and Item 15 to clarify the material terms of the recent transaction. We also note that Mr. Galanis's express intent was to avoid further delusion to existing shareholders, and therefore no arrangement exists for compensation in exchange for personal assets expended for legal and administrative services to the Company.
   4. Following our conversation with the staff the Company has elected a March 31 fiscal year end. As a result, we believe the filing is now compliant with Rules 8-02 and 8-03 of Regulation S-X.
   5. Based on the change of fiscal year, we believe the filing now complies with 8-08 with Regulation S-X.
   6. Revised to provide only the undertaking provided by Item 512 (a)(5)(ii) of Regulation S-K.
   7. Removed the undertaking provided by Item 512(e) of Regulation S-K.
   8. Removed the undertaking required by Item 22(c) of Forms S-4.
   9. We have corrected the filing throughout to disclose that Gerald W. Mills is also a director of the Company.


The Company has endeavored to comply and adequately respond to reach of the Staff's comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Should you require anything further, please let us know.

Thanks in advance,

Yours very truly,

Sweet Spot Games, Inc.
Gregory Galanis, President and CEO